Exhibit B

ESCROW AGREEMENT

        THIS ESCROW AGREEMENT (this "Escrow Agreement") dated as of March

        27, 2008, is entered into by and among (i) STINS COMAN INCORPORATED, a company incorporated under the laws of the state of Russia (the “Purchaser”), (ii) the sellers listed on Schedule 1 hereto (each, a “Seller” and together, the “Sellers”) and (iii) G.L.E. Trust Services Ltd. (the “Escrow Agent”).

RECITALS

        WHEREAS, the Purchaser and the Sellers have entered into a Securities Purchase Agreement dated March 27, 2008 (the “Purchase Agreement”) providing for the purchase by Purchaser of Securities (as defined therein); and

        WHEREAS, in accordance with the Purchase Agreement, the parties desire to establish an escrow as more specifically set forth below, to serve as a mechanism to facilitate the conveyance of the Securities to the Purchaser; and

        WHEREAS, the Escrow Agent is willing to act as the escrow agent under this Escrow Agreement, to hold the Escrow Deliverables (as defined below) in escrow and to release the Escrow Deliverables to the parties in accordance with the terms hereof; and

        WHEREAS, pursuant to the terms of the Purchase Agreement, the parties have agreed to enter into this Escrow Agreement.

        NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:

1.	Certain Defined Terms.

1.1.	As used in this Escrow Agreement, the following terms shall have the following meanings:

“Damages” means costs, losses (including without limitation diminution in value), taxes, Liabilities, obligations, damages, lawsuits, deficiencies, claims, demands, and expenses (whether or not arising out of third-party claims), including without limitation interest, penalties, costs of mitigation, reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing. For the avoidance of doubt, the term “Damages” as used herein is not limited to matters asserted by third parties against Purchaser, but includes Damages incurred or sustained by Purchaser in the absence of third party claim.

“Joint Direction” shall mean a written direction to Escrow Agent, signed by the Purchaser and all Sellers (or the Representative (as defined below), in lieu of the Sellers).

“Judicial Determination” shall mean a determination by a judge or arbitrator, as the case may be, which is non-appealable or where the appeal period has expired without a notice of appeal having been filed (reasonable evidence of which is provided to the Escrow Agent), directing Escrow Agent to disburse any or all of the Escrow Deliverables that it may hold to a named party.

“Liability” means any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured.

1.2.	Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Purchase Agreement.

1.3.	Yehuda Zisapel is hereby irrevocably appointed as agent and attorney-in-fact of the Sellers for all actions or decisions hereunder (the “Representative”), and any action taken by the Representative shall be binding and conclusive on all Sellers and may be relied upon by the Purchaser and the Escrow Agent. The Representative shall not be liable for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith, and in the exercise of its own best judgment.

2.	Escrow Deliverables. Simultaneously herewith:

2.1.	Within up to 30 days from the date hereof, each Seller shall deliver to the Escrow Agent:

2.1.1.	original certificates and instruments evidencing the Securities (as listed next to the name of each Seller in Schedule 1 hereto), and

2.1.2.	instruments of sale, transfer, conveyance and assignment of the Securities in form of Exhibit B hereto, including, without limitation, opinion of US Counsel, Medallion Guaranteed Stock Powers, original share certificates representing the Securities and letter of instructions to the Transfer Agent (the items mentioned in sub-clauses (A) and (B) shall be referred to collectively as the “Conveyance Documents”).

2.2.	Within up to 30 days from the date hereof, the Purchaser shall deliver to the Escrow Agent:

2.2.1.	An amount equal to US $4,405,368 by wire transfer of immediately available funds to the Escrow Account (as defined below) or to such other account as specified in writing by the Escrow Agent and the details of which are received by the Purchaser no later than 2 Business Days prior to the Closing;

The Escrow Agent’s account details (the “Escrow Account”) are set forth in Schedule 2.2.1 hereto; and

2.2.2.	an undertaking to the Israeli Office of Chief Scientist in the form of Exhibit 2.2.4 hereto.

3.	Distribution of Escrow Deliverables.

3.1.	Upon receipt of all amounts and documents listed in Sections 2.1 and 2.2 above (the “Escrow Deliverables”), together with a certificate in the form of Schedule 3.1 hereto jointly instructing the Escrow Agent to release the Escrow Deliverables as set forth in this Section 3.1, the Escrow Agent shall, as soon as is reasonably possible, but in any event within no more than five (5) Business Days from receipt of all such amounts and documents:

3.1.1.	release the Conveyance Documents to the Purchaser’s Israeli Legal Counsel, Adv. Michael Orion, at his address listed in Section 8 below;

3.1.2.	Prior to making any distribution of the Aggregate Purchase Price to the Sellers, the Escrow Agent shall pay the following payments from the amount received pursuant to Section 2.2.1 above: (i) a sum of US$76,323 to Mr. Avi Kovarski to be wired to Mr. Kovarski pursuant to written wiring instructions provided to the Escrow Agent; (ii) a sum of US$ 28,875 to counsel to the Sellers, Goldfarb, Levy, Eran, Meiri Tzafrir & Co., to be wired to counsel to the Sellers pursuant to written wiring instructions provided to the Escrow Agent; and

3.1.3.	Following the payments of the sums set forth above or the reserve thereof, distribute to each Seller the amount listed next to its name on Schedule I hereto to the account of such Seller set forth on Schedule I hereto under the heading “Distribution Amount”;

3.2.	In the event that the Conveyance Documents are not released to the Purchaser due to non compliance with any of the obligations set out in clause 2.2 and/or 3.1 above, until 180 days following the signing of this Agreement, unless a Judicial Determination to the contrary has been presented to the Escrow Agent, the Escrow Agent shall return the Conveyance Documents of such Seller to such Seller at his address as listed on Schedule 1 hereto, as against releasing the respective amount of money paid for said Conveyance Documents (if applicable) to the Purchaser per wiring instructions provided to the Escrow Agent in writing by the Purchaser.

4.	Termination of Escrow. This Escrow Agreement shall terminate upon release, in accordance with the provisions hereof, of all of the amounts and documents in accordance with Section 3 above (including, for the avoidance of doubt, in the event that certain Escrow Deliverables were returned to the Sellers). The obligations of the Purchaser and the Seller to indemnify the Escrow Agent pursuant to Section 6.6 hereof shall survive any termination of this Agreement or replacement of the Escrow Agent hereunder.

5.	Rights of Ownership. No Escrow Deliverable or any beneficial interest therein may be pledged, sold, assigned or transferred, including by operation of law, by Purchaser or Seller or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of any such party, prior to the delivery to the applicable Seller or Purchaser of the Escrow Deliverables as provided herein, unless specifically agreed to in Joint Direction.

6.	Escrow Agent.

6.1.	The Escrow Agent undertakes to perform only such duties as are expressly set forth herein. The Escrow Agent shall have no Liability under and no duty to inquire as to the provisions of any agreement other than this Escrow Agreement. Unless otherwise determined in this Escrow Agreement, the Escrow Agent shall not be bound by any notice of a claim, or demand with respect thereto, or any waiver, modification, amendment, termination, cancellation, or revision of this Escrow Agreement, unless it is in writing and signed by the Purchaser and the Sellers (or the Representative in lieu of the Sellers), and received by the Escrow Agent, and, if the Escrow Agent’s duties as an Escrow Agent hereunder are affected, unless the Escrow Agent shall have given its prior written consent thereto.

6.2.	The Escrow Agent may rely and shall be protected in acting or refraining from acting upon any written instructions or notices furnished to it hereunder and believed by it to be genuine and to have been signed and presented by the proper party or parties. The Escrow Agent shall be under no duty to inquire into or investigate the validity or accuracy of any such document. The Escrow Agent shall be under no duty to solicit any funds or documents, which may be deliverable to the Escrow Agent under the terms of this Escrow Agreement. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto which, in its opinion, conflict with any of the provisions of this Escrow Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be directed otherwise in a Joint Direction.

6.3.	The Escrow Agent will not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within the rights and powers conferred upon it by this Agreement (other than its bad faith or willful misconduct), and may consult with counsel of its own choice and will be fully protected for any action taken by it hereunder in good faith and in accordance with the written opinion of such counsel.

6.4.	The Escrow Agent may at any time resign from all its duties hereunder by providing written notice to the Purchaser and the Sellers, and, in the event that such resignation took place within a year following the date hereof, return of half the Fee set forth in section 6.10 to the payer thereof. Such resignation shall become effective upon the earlier of: (i) the date in which a successor agent shall have been appointed and shall have accepted such appointment in writing and all consideration held in escrow pursuant to this Escrow Agreement has been transferred to such successor escrow agent, and (ii) sixty (60) days from the date in which the Purchaser and the Sellers receive such written notice. Promptly after such notice, the Purchaser and the Sellers will, by mutual agreement, appoint a successor escrow agent, such successor escrow agent to hold the consideration theretofore deposited with the Escrow Agent upon the resignation date specified in such notice. If a successor escrow agent is not appointed within the time period set forth above the Escrow Agent shall have the right (but not the obligation) to petition any court of competent jurisdiction for the appointment of a successor agent.

6.5.	The Purchaser and the Sellers may by mutual agreement at any time substitute a new escrow agent by giving 30 days’ notice thereof to the Escrow Agent then acting. The Escrow Agent shall continue to serve until its successor accepts the escrow and receives delivery of all consideration held in escrow pursuant to this Agreement.

6.6.	The Purchaser and the Sellers, jointly and severally, agree to indemnify the Escrow Agent and its shareholders, directors, officers, agents and employees for, and to hold them harmless as to any liability, claims, suits, actions, proceedings (formal and informal), investigations, judgments, deficiencies, Damages, settlements (including reasonable attorney’s fees), incurred by them by reason of, or relating to, their having accepted such appointment or in carrying out the terms and their duties hereof, other than as incurred by reason of the Escrow Agent’s gross negligence or willful misconduct.

6.7.	Notwithstanding anything in this Agreement to the contrary, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever, even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. The Escrow Agent shall not be liable to any other party to this Escrow Agreement for losses due to, or if it is unable to perform its obligations under the terms of this Escrow Agreement because of, acts of God, fire, floods, strikes or other causes reasonably beyond its control.

6.8.	The Escrow Agent is authorized to comply with and obey all laws, orders, judgments, decrees, and regulations of any governmental authority, court, tribunal, or arbitrator. If the Escrow Agent so complies, it shall not be liable even if such law, order, judgment, decree, or regulation is subsequently reversed, modified, annulled, set aside, vacated, or found to have been entered without jurisdiction.

6.9.	The parties hereby confirm and acknowledge that they have been advised that the law firm affiliated with the Escrow Agent, Goldfarb, Levy, Eran, Meiri, Tsafrir & Co., is counsel to the Sellers, including with respect to the transactions contemplated under the Purchase Agreement, as well as to the Company, and each of Purchaser and Sellers waive any actual or potential conflict of interest with respect to the foregoing.

6.10.	Fees of Escrow Agent. All fees and costs of the Escrow Agent in the amount of NIS 15,000, this sum includes all fees incurred by Escrow Agent in connection with the determination to enter into this Agreement, shall be equally borne by the Sellers and Purchaser and payable to the Escrow Agent prior to the delivery of any materials deliverable to the Escrow Agent under this Agreement. In the event that the Escrow Agent renders any service hereunder not provided for herein at the request of any party, the Escrow Agent shall be reasonably compensated for such extraordinary services by the party that requested or authorized such services.

7.	Confidentiality. This Agreement and all matters concerning the matters covered by this Agreement shall be strictly confidential. None of the parties hereto shall disclose such information to any party and may not use such information for any purpose other than the purposes set forth herein. However, such information shall not include: (i) information that is publicly known or becomes publicly known without the fault of the party disclosing such information, or (ii) information that is required by law to be disclosed by any of the parties hereto.

8.	Notices. All notices, requests, claims, demands and other communications required or permitted to be given hereunder shall be in writing and delivered by hand or telecopied or faxed or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and will be deemed given and delivered on the date of actual receipt, or five (5) business days after being so mailed (two (2) business days in the case of overnight courier service and after transmission in full with electronic confirmation of transmission, if delivered by facsimile transmission during recipient’s business hours). All such notices, requests, claims, demands and other communications will be addressed as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice in accordance with this Section 8:

if to Purchaser:	STINS COMAN INCORPORATED
126 Pervomayskaya St., Moscow, Russia 105203
Tel: + 7 495 231- 3040 Fax: + 7 495 465-9034
each notice to the Purchaser, with a copy to (which shall not constitute notice):
Michael Orion Law offices
72 Weizmann Street, Israel 62308
Tel: + 972- 3 5441937 Fax: +972-3- 5441870
Attention: Michael Orion, Adv.

if to the Sellers:	to the addresses set forth in Schedule II

each notice to the Sellers, with a copy to (which shall not constitute notice):

Goldfarb, Levy, Eran, Meiri & Co., Law Offices
2 Weizmann Street, Tel Aviv 64239
Israel
Attention: Ashok J. Chandrasekhar, adv.
Fax: +972 (3) 608-9808

If to the Escrow Agent:	G.L.E. Trust Services Ltd. c/o Goldfarb, Levy, Eran, Meiri Tsafrir & Co., Law Offices 2 Weizmann Street, Tel Aviv 64239 Israel Attention: Ashok J. Chandrasekhar, adv. Fax: +972 (3) 608-9808

9.	Governing Law. This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to the principles thereof relating to conflict of laws, applicable to agreements made and to be performed within such state.

10.	Entire Agreement. This Escrow Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and this Escrow Agreement supersedes all prior negotiations, agreements and understandings of the parties of any nature, whether oral or written, relating thereto.

11.	Modification and Waiver. Any of the terms or conditions of this Escrow Agreement may be waived in writing at any time by the party, which is entitled to the benefits thereof. No waiver of any of the provisions of this Escrow Agreement shall be deemed to or shall constitute a waiver of any other provision hereof. This Escrow Agreement may be modified only with the written consent of Purchaser, Sellers and the Escrow Agent.

12.	Absence of Third Party Beneficiary Rights. No provisions of this Escrow Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, partner of any party hereto or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof shall be solely between the parties to this Escrow Agreement.

13.	Warranties. Each party executing this Escrow Agreement warrants its authority to execute this Agreement.

14.	Further Assurances. If at any time the Escrow Agent shall consider or be advised that any further agreements, assurances or other documents are reasonably necessary or desirable to carry out the provisions hereof and the transactions contemplated hereby, the parties shall execute and deliver any and all such agreements or other documents, and do all things necessary or appropriate to carry out fully the provisions hereof.

15.	Counterparts. This Escrow Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. All signatures of the parties to this Escrow Agreement may be transmitted by facsimile and such facsimile will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such party.

16.	Captions. The section captions herein are for convenience of reference only, do not constitute part of this Escrow Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

17.	Severability. If any provision of this Escrow Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

– Signature Page to Follow –

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be duly executed as of the date first above written.

/s/ Boris Granovskiy
STINS COMAN Incorporated
By: Boris Granovskiy
Title: Director

/s/ Yehuda Zisapel
Yehuda Zisapel

/s/ Yehuda Zisapel
Retem Local Networks Ltd.
By: Yehuda Zisapel
Title: Director

/s/ Zohar Zisapel
Zohar Zisapel

/s/ Zohar Zisapel
Lomsha Ltd.
By: Zohar Zisapel
Title: Director

/s/ Meir Barel
Dr. Meir Barel

G.L.E. Trust Services Ltd. By: —————————————— Name: Title:

– Signature Page to Escrow Agreement –

Schedule 1

The Sellers

Seller	Wiring Instructions	Distribution Amount (UD $)

Yehuda Zisapel 24 Raoul Wallenberg Street, Tel-Aviv 69719 Israel	[Wiring Instructions]	$982,423

Retem Local Area Networks Ltd. An Israeli Company No. 51-104931-4 from 24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel	[Wiring Instructions]	$1,121,230

Lomsha Ltd. an Israeli Company No.51-188784-6 from 24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel	[Wiring Instructions]	$338,783

Zohar Zisapel from 24 Raoul Wallenberg Street Tel-Aviv 69719, Israel	[Wiring Instructions]	$1,213,025

Dr. Meir Barel [Address]	[Wiring Instructions]	$644,709

Total		$4,300,170